SEC File No 33-18130







                    SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, DC 20549-1004




                                 FORM 11-K


                               ANNUAL REPORT


                     Pursuant to Section 15(d) of the
                     Securities Exchange Act of 1934
                              [Fee Required]

                For the Fiscal Year Ended January 31, 1996


                         EMPLOYEES SAVINGS PLAN OF
                           MOBIL OIL CORPORATION

                          (Full title of the plan)



                             MOBIL CORPORATION
                   3225 Gallows Road, Fairfax, Virginia
                                22037-0001
                         Telephone:  (703) 846-3000


       (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                 13-2850309

                      (IRS Employer Identification No.)

           EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                             FORM 11-K
              FOR THE FISCAL YEAR ENDED JANUARY 31, 1996



                         TABLE OF CONTENTS



                                                                  Page

Report of Ernst & Young LLP, Independent Auditors...............    1
Statements of Net Assets Available for Benefits.................    2
Statements of Changes in Net Assets Available for Benefits......    3
Notes to Plan Financial Statements..............................    4
Supplemental Information:
  Schedule of Assets Held for Investment Purposes...............   13
  Schedule of Reportable Transactions...........................   15
Signature.......................................................   16
Exhibit Index...................................................   17
Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors.   18


A schedule of party-in-interest transactions has not been presented because there were no such prohibited transactions.

                         REPORT OF INDEPENDENT AUDITORS





Board of Directors
MOBIL OIL CORPORATION

We have audited the accompanying statements of net assets available for benefits of the Employees Savings Plan of Mobil Oil Corporation (the Plan) as of January 31, 1995 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 1995 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of January 31, 1996 and reportable transactions for the year ended January 31, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







                                                    /s/ ERNST & YOUNG LLP
Fairfax, Virginia                                   Ernst & Young LLP
April 5, 1996

             EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                             At January 31,
                                                           1995        1996
                                                         (000's)     (000's)


Investments, at current value (Note 7)...............  $4,130,643  $4,881,530
Employer-corporation contribution receivable (Note 3)     163,609     170,393
Dividends and interest receivable....................      24,297      23,527
Contributions and loan principal receivable..........      14,558      13,887
Cash.................................................       9,585       9,051
                                                       ----------  ----------
                                                       $4,342,692  $5,098,388


Less:
  Accrued interest payable (Note 3)..................      23,598      21,546
  Long-term debt (Note 3)............................     628,300     577,700
                                                       ----------  ----------
                                                          651,898     599,246

Net assets available for benefits at end of year.....  $3,690,794  $4,499,142
                                                       ==========  ==========




































                            See accompanying notes

            EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                        Years Ended January 31,
                                                             1995        1996
                                                           (000's)     (000's)

Contributions:
  Savings Account (Notes 3 and 5)
    Employee contributions...........................  $   43,094  $   39,630
    Employer-corporation contributions...............      71,517      56,752
  401(k) Account (Note 5)
    Employee contributions...........................      60,157      61,474
    Employer-corporation contributions...............      23,261      21,843
                                                       ----------  ----------
    Total contributions..............................     198,029     179,699
                                                       ----------  ----------

Net investment income:
  Dividend income
    Mobil Common Stock...............................      63,841      67,236
    Mobil ESOP Convertible Preferred Stock (Note 3)..      57,651      55,930
  Interest Income....................................      28,951      55,973
  Realized and unrealized gains and losses on
    investments (Note 8).............................     174,356     883,520
  Interest expense on long-term debt (Note 3)........     (57,979)    (54,088)
                                                       ----------  ----------
    Net investment income............................     266,820   1,008,571
                                                       ----------  ----------

Transfers in (Note 5)................................       3,322      23,987
Distributions to participants for withdrawals (Note 5)   (268,829)   (403,909)
                                                       ----------  ----------


    Net increase in net assets available for benefits. 199,342 808,348 Net assets available for benefits:
  Beginning of year...................................  3,491,452   3,690,794
                                                       ----------  ----------

  End of year......................................... $3,690,794  $4,499,142
                                                       ==========  ==========
































                            See accompanying notes

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                         YEAR ENDED JANUARY 31, 1996



Note 1. Description of the Plan

Eligibility - Regular employees of Mobil Oil Corporation and its participating affiliates (Mobil) generally become eligible to participate in the Employees Savings Plan of Mobil Oil Corporation (the Plan) on the first of the month after completion of one year of service.

Contributions - The Plan was composed of three parts prior to May 2, 1994:

Part A - Employees could make after-tax contributions up to 10% of their base pay (plus certain make-up contributions) to Part A of the Plan. Prior to February 1, 1990, Mobil also contributed 4% of base pay to Part A (5% for employees with 20 years of accredited service who were on the payroll prior to January 1, 1969). Both employee and Mobil contributions were subject to tax law limitations.

Part B - Employees could make pre-tax contributions up to 15% of their eligible compensation, subject to certain tax law limitations. On February 1, 1990, Mobil began to contribute 2% (3% for pre-January 1, 1969 employees) of the employees' eligible pay. Employees could elect to receive a portion or all of this Mobil contribution in cash. Total employee and Mobil contributions to Part B were limited to 15% of eligible compensation, subject to certain tax law limitations. Part B was the 401(k) portion of the Plan.

Part C - Beginning February 1, 1990, Mobil began to contribute sufficient funds to provide an allocation of Mobil's Series B ESOP Convertible Preferred Stock (Mobil ESOP Convertible Preferred Stock) equal to 4% of participants' base pay to Part C of the Plan, which was the Employee Stock Ownership portion of the Plan (ESOP).

Effective May 2, 1994, the Plan was restructured into the following two parts:

Savings Account - Formerly known as Parts A and C. Employees can make after-tax contributions to the Savings Account of the Plan, subject to certain tax law limitations. Effective February 1, 1994, the maximum permitted employee contribution to the Savings Account was increased from 10% to 15% of base pay (plus certain make-up contributions). Mobil continues to contribute sufficient funds to provide an allocation of Mobil ESOP Convertible Preferred Stock to the ESOP portion of the Savings Account equal to 4% of participants' base pay, plus additional Mobil ESOP Convertible Preferred Stock in lieu of preferred cash dividends on such stock.

401(k) Account - Formerly known as Part B, the 401(k) Account includes employee pre-tax contributions, if any, and Mobil's pre-tax contributions of 2% of base pay (3% for pre-January 1, 1969 employees). An employee can elect to receive a portion or all of the company contribution in cash. The combined company and employee contributions to this account cannot exceed 15% of the employee's eligible compensation. Federal regulations governing the 401(k) Account limit some employees to contributions totalling less than 15% of the combined employee and Mobil 401(k) contribution.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                         YEAR ENDED JANUARY 31, 1996


Note 1. Description of the Plan - continued

Vesting - Mobil's contributions to the Savings Account and related investment income become vested upon completion of five years of employment. Mobil's contributions to the 401(k) account and all employee contributions and related earnings are immediately vested. The terms of the Plan are more fully described in the Summary Plan Description, which is furnished to each participant.

Note 2. Major Accounting Policies

Security valuation - Prior to May 2, 1994, Mobil Common Stock was valued at the last reported sales price for the day (based on the New York Stock Exchange), on the day of valuation or, lacking any sales on that day, at the most recent bid quotation. Effective May 2, 1994, Mobil Common Stock is valued at the Plan's average sales price for the day (based on the New York Stock Exchange), on the day of valuation or, lacking any sales on that day, at the most recent bid quotation.

Mobil's ESOP Convertible Preferred Stock units (1/100th of a share) are stated at current value, which is the higher of the liquidation value or current market value. Liquidation value is the minimum price guaranteed by Mobil, $77.75 per unit. Prior to May 2, 1994, current market value was defined as the last reported sales price for Mobil Common Stock as defined in the previous paragraph. Effective May 2, 1994, current market value is defined as the average sales price for Mobil Common Stock as defined in the previous paragraph.

Long-Term Fixed Income Funds and the Merrill Lynch Floating Rate Long-Term Fixed Income Fund (LTFI)are stated at current value, which approximates fair value, representing the original cost, plus interest (based upon the contractually-agreed rates) reduced by transfers out and withdrawals.

Jennison Equity Fund is stated at current value, as determined by Merrill Lynch, with dividends, interest, capital gains and losses, and management and administration fees reflected in the net value of each unit.

In April of 1994, U.S. Savings Bonds were eliminated as an investment option in the Plan. The Bonds were liquidated and proceeds were invested in the Merrill Lynch Institutional Fund.

Effective May 2, 1994, the PIMCO Low Duration Bond Fund and the Short Term Fixed Income Fund were liquidated and transferred into the Franklin U.S. Government Securities Fund and the Merrill Lynch Institutional Fund, respectively.

The Franklin U.S. Government Securities Fund is a bond mutual fund stated at current market value which invests primarily in Government National Mortgage Association (GNMA) securities and U.S. Government securities with principal and interest payments backed by the United States Government.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                         YEAR ENDED JANUARY 31, 1996


Note 2. Major Accounting Policies - continued

The Merrill Lynch Institutional Fund is a money market fund which is stated at current value plus interest, less transfers out and withdrawals.

Effective May 11, 1994, the following investment choices were added to the
Plan: Merrill Lynch Global Allocation Fund, AIM Charter Fund, and Merrill Lynch Equity Index Fund.

The Merrill Lynch Global Allocation Fund is a global asset allocation mutual fund stated at current market value that invests in a diversified portfolio of U.S. and foreign securities, including stocks, bonds and money market instruments.

The AIM Charter Fund is a growth and income mutual fund stated at current market value which invest in common stocks, convertibles, and fixed income securities.

The Merrill Lynch Equity Index Trust is stated at fair value, which is determined by Merrill Lynch based on the market value of all underlying investments in this investment option. This fund's objective is to replicate the total return of the Standard & Poor's 500 Stock Index.

Effective July 1, 1995 the following three investment choices were added to the Plan: MFS Emerging Growth Fund, Templeton Foreign Fund and Templeton Developing Markets Trust.

The MFS Emerging Growth Fund is an equity mutual fund stated at current market value, and invests primarily in common stocks of small and medium-size companies.

The Templeton Foreign Fund is an equity mutual fund stated at current market value, and invests primarily in common stocks of companies in foreign countries.

The Templeton Developing Markets Trust is an equity mutual fund stated at current market value, and invests primarily in stocks of companies in developing or emerging markets.

Investment income - Dividends from Mobil Common Stock are accrued on the ex-dividend date.

The minimum annual dividend on a unit of Mobil ESOP Convertible Preferred Stock accrues on a monthly basis, and is set at $6.00 per year. If the aggregate declared dividends on a share of Mobil Common Stock for the six months before a semi-annual dividend on the Mobil ESOP Convertible Preferred Stock exceed $3.00 per share, the semi-annual dividend on a unit of the Mobil ESOP Convertible Preferred Stock will be at least the same as such aggregate dividends on a share of Mobil Common Stock.

All other earnings are stated on an accrual basis. Investment income from all sources is stated net of investment management, trustee, audit and other third party fees, as applicable.

Security transactions are recorded on a trade date basis. Realized gains and losses are based on average cost.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                         YEAR ENDED JANUARY 31, 1996


Note 2. Major Accounting Policies - continued

Reclassifications - Certain amounts in the financial statements for the year ended January 31, 1995, have been reclassified to conform to the 1996 presentation.

Use of estimates - The preparation of the financial statements in accordance with generally accepted accounting principles requires Mobil to make certain estimates and assumptions affecting amounts in the financial statements. Actual results could differ from these estimates and assumptions.

Note 3. Employee Stock Ownership Plan (ESOP)

In November 1989, the ESOP trust, supported by Mobil guarantees, privately placed $800,000,000 of floating interest rate notes due November 22, 2004, and used the proceeds to purchase 102,894 shares of Mobil ESOP Convertible Preferred Stock at a price equal to liquidation value, or $7,775 per share. Each share is convertible into 100 shares of Mobil Common Stock and is entitled to 100 votes.

On February 27, 1990, the ESOP trust issued and Mobil guaranteed $800,000,000 of 9.17% Sinking Fund Debentures due February 29, 2000, pursuant to Rule 415 under the Securities Act of 1933. The ESOP trust used the proceeds to retire the floating interest rate notes due November 22, 2004. Principal and interest payments on the debentures are due semi-annually. Future fiscal year annual principal maturities are as follows: $92,100,000 in 1997; $103,600,000 in 1998; $115,800,000 in 1999; $135,600,000 in 2000; and $60,600,000 in 2001. Only assets held in the ESOP trust are subject to recourse by creditors of the ESOP trust.

The ESOP Trust has a shelf registration on file with the Securities and Exchange Commission that would, as of January 31, 1996, permit the offer and sale of $230 million of debt securities, guaranteed by Mobil, pursuant to Rule 415. Prior to January 31, 1996, the ESOP trust issued and Mobil guaranteed an aggregate of $70 million of medium-term notes under this shelf registration. The proceeds of sale of these notes were used to retire identical principal amounts of the 9.17% Sinking Fund Debentures, and the proceeds of the issue and sale of any other debt securities issued and sold under this shelf registration would be used for the same purpose. These medium-term notes are callable in whole or in part before their maturities, and interest is due semi-annually. A summary of these medium-term notes is as follows:

     Date of                      Interest      Maturity
     Issuance         Amount       Rate           Date

     2/28/94       $25,000,000     6.220%        2/28/02
     8/31/94        15,000,000     7.550%        2/28/02
     2/28/95        30,000,000     8.225%        2/28/04

The ESOP trust uses dividends on the Mobil ESOP Convertible Preferred Stock, together with contributions from Mobil, to repay the ESOP debt (principal and interest). The amount of ESOP debt repaid each Plan year results in the release of shares of Mobil ESOP Convertible Preferred Stock to be available for allocation to Plan participants' accounts. Mobil contributes semi-annually sufficient funds to ensure that each participant's account is credited with Mobil ESOP Convertible Preferred Stock as discussed in Note 1.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                         YEAR ENDED JANUARY 31, 1996


Note 3. Employee Stock Ownership Plan (ESOP) - continued

Plan participants earned 693,592 and 531,391 pay-based units of Mobil ESOP Convertible Preferred Stock, plus credit for fractional units, for the fiscal years ended January 31, 1995 and January 31, 1996, respectively. The aggregate fair values of these units, including fractional units, were $55,696,874 in 1995 and $53,492,407 in 1996. In addition, Plan participants earn units of Mobil ESOP Convertible Preferred Stock equal to the value of the preferred dividends on units allocated to participant accounts. The units of Mobil ESOP Convertible Preferred Stock earned by dividends were 234,945 with a fair value of $18,743,165 in 1995, and 222,232 with a fair value of $22,365,354 in 1996.

As of January 31, 1995 and January 31, 1996, the Plan held 5,994,059 and 5,240,436 units, respectively, of Mobil ESOP Convertible Preferred Stock, which have yet to be earned by employees. The current values of these unearned units were $517,736,846 in 1995 and $580,378,287 in 1996. Net assets available for benefits at January 31, 1995 and 1996, included unrealized gains on the unallocated units of $51,698,759 and $172,934,388, respectively.

Financial statements for the ESOP are included in the financial statements of the Plan. Summarized financial data for the ESOP are as follows:

                                                            1995        1996
                                                           (000's)    (000's)
At January 31:
Current value of Mobil ESOP Convertible Preferred Stock
  (shares outstanding 1995 - 95,502; 1996 - 92,383)...... $824,899  $1,023,141
Employer-corporation contribution receivable.............  163,609     170,393
Dividends receivable.....................................   23,826      22,985
Less:
  Accrued interest payable...............................   23,598      21,546
  Long-term debt.........................................  628,300     577,700
                                                          --------    --------

Net assets available for benefits........................ $360,436    $617,273
                                                          ========    ========

Year Ended January 31:
Employer-corporation contributions....................... $ 71,517    $ 56,752
Dividend income..........................................   57,651      55,930
Realized and unrealized gains on investments.............   51,474     229,603
Less:
  Interest expense.......................................   57,979      54,088
  Distributions to participants..........................   18,383      31,360
                                                          --------    --------

Net increase in net assets available for benefits........ $104,280    $256,837
                                                          ========    ========


Note 4. Administration of Plan Assets

The Plan is administered by Mobil Oil Corporation acting through fiduciaries designated by its Board of Directors to serve at its discretion.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                         YEAR ENDED JANUARY 31, 1996


Note 4. Administration of Plan Assets - continued

Effective May 1, 1994, Merrill Lynch, Pierce, Fenner and Smith Inc. (Merrill Lynch) succeeded Mobil as record-keeper for the Plan. An affiliate of Merrill Lynch, Merrill Lynch Trust Company, assumed all the trustee duties previously performed by Bankers Trust Company, New York, with the exception of the ESOP portion of the Plan. Bankers Trust Company remains as the trustee of the ESOP portion of the Plan.

In its capacity as trustee, Merrill Lynch Trust Company purchases the various investments, collects income and holds shares for safekeeping. As trustee it holds legal title to and retains custody of all securities and investments of the Plan other than the Mobil ESOP Convertible Preferred Stock. Ownership of Mobil ESOP Convertible Preferred Stock is evidenced by the ESOP trustee's accounting for the activity of such stock on a notional basis.

Jennison Associates Capital Corporation serves as investment manager of the Jennison Equity Fund, which consists primarily of a portfolio of domestic equities and up to 25% in securities of foreign companies traded in U.S. dollars on U.S. stock exchanges.

The class year Long-Term Fixed Income Funds are invested with Metropolitan Life Insurance Company, Prudential Insurance Company, John Hancock Mutual Life Insurance Company, Continental Assurance Company, Connecticut General Life Insurance Company, American International Life Assurance Company of New York, and Allstate Life Insurance Company pursuant to contracts that generally provide for interest at stated rates.

Merrill Lynch Asset Management Inc., a Merrill Lynch affiliate, serves as the investment manager for the Merrill Lynch Floating Rate Long-Term Fixed Income Fund, which invests primarily in investment contracts that are issued by high quality insurance companies, banks and other financial institutions and which provide interest at fixed or variable rates.

Bankers Trust is the trustee of the ESOP; AIM Equity Funds, Inc. is the investment manager for AIM Charter Fund; Franklin Custodian Funds, Inc. is the fund manager for the Franklin U.S. Government Securities Fund; Merrill Lynch Asset Management is the investment manager for the Merrill Lynch Institutional Fund, Merrill Lynch Equity Index Fund, and the Merrill Lynch Global Allocation Fund; Massachusetts Financial Services Company is the fund manager for the MFS Emerging Growth Fund; and The Franklin Templeton Group is the fund manager for the Templeton Foreign Fund and Templeton Developing Markets Trust.

Note 5. Contributions and Withdrawals

Mobil's contributions are net of forfeitures of $890,070 and $559,010 for the years ended January 31, 1995 and 1996, respectively.

Transfers in represent participant-initiated rollovers of certain distributions from other tax-qualified plans into the Savings Account.

Effective June 1, 1995, the 401(k) hardship withdrawal provision was expanded to permit withdrawals to pay expenses for room and board as part of post-secondary education costs.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                         YEAR ENDED JANUARY 31, 1996


Note 5. Contributions and Withdrawals - continued

Effective August 1, 1995 former employees and beneficiaries were granted the right to make partial withdrawals from their 401(k) and Savings Accounts, subject to the same rules as are applicable to active employees.

Concurrent with the November 1995 sale of Mobil Chemical Company's Plastics Division, the following provisions were made for its Plan participants: (i) all accounts became fully vested, (ii) participants were allowed under certain conditions to transfer their account balances directly to a Tenneco plan during a window period from April 1, 1995 through September 30, 1996, (iii) a lump sum distribution window was opened through December 31, 1997, and (iv) participants became eligible to initiate loans during the five year period ending November 17, 2000. During the Plan year participants transferred from their accounts a total $9,325,816 to the Tenneco Plan.

Note 6. Participant Loans

Loan interest rates are reviewed quarterly and determined for new loans, if appropriate, based on the "Bank Prime Loan" rate for the last business day of the second preceding calendar month, as published in Federal Reserve Statistical Release H.15.

Effective February 1, 1995, the limit on the maximum loan amount imposed by the rule that monthly repayment amounts cannot exceed 10% of base pay was removed. Restrictions limiting loans to the lesser of $50,000 or one-half of a participant's account balance remain.

Note 7. Plan Investments

Investments in the Plan at January 31, 1995 were as follows:

                                              Number of               Current
                                                Shares      Cost       Value
                                               or Units    (000's)     (000's)

  Mobil Common Stock*.......................  18,638,510 $  945,813  $1,609,901
  Mobil ESOP Convertible Preferred Stock....      95,502    742,528     824,899
  Jennison Equity Fund......................  14,458,912    288,847     414,099
  Merrill Lynch Institutional Fund.......... 177,141,918    177,142     177,142
  Merrill Lynch Equity Index Trust..........     226,397      6,561       6,785
  AIM Charter Fund..........................   1,267,169     10,579      10,150
  Merrill Lynch Global Allocation Fund......   3,356,647     41,902      39,924
  Franklin U. S. Government Securities Fund. 4,887,483 28,767 28,233 Long-Term Fixed Income Funds:
       Restricted Option 10.................   8,969,047     91,576     156,689
       Restricted Option 11.................   8,368,633     84,822     126,952
       Restricted Option 12.................   7,968,518     80,950     112,037
       Restricted Option 13.................  12,814,807    129,152     158,775
Merrill Lynch Floating Rate Long-Term Fixed
  Income Fund............................... 375,120,042    375,120     375,120
Participant Loans...........................        -        89,937      89,937
                                                         ----------  ----------

     Total investments                                   $3,093,696  $4,130,643
                                                         ==========  ==========

* Represents 4.71% of the 395,830,183 shares outstanding at January 31, 1995.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                         YEAR ENDED JANUARY 31, 1996


Note 7.  Plan Investments - continued

Investments in the Plan as of January 31, 1996 were as follows:

                                              Number of               Current
                                                Shares      Cost       Value
                                               or Units    (000's)     (000's)

  Mobil Common Stock*.......................  17,689,088 $  995,629  $1,959,067
  Mobil ESOP Convertible Preferred Stock....      92,383    718,278   1,023,141
  Jennison Equity Fund......................  14,471,579    328,846     566,562
  Merrill Lynch Institutional Fund.......... 147,102,417    147,102     147,102
  Merrill Lynch Equity Index Trust..........     670,074     23,470      27,770
  AIM Charter Fund..........................   3,409,019     32,823      34,602
  Merrill Lynch Global Allocation Fund......   4,273,430     56,788      60,810
  Franklin U.S. Government Securities Fund..   8,073,080     54,662      56,269
  MFS Emerging Growth Fund..................   1,737,398     43,554      47,049
  Templeton Foreign Fund....................   2,499,353     23,561      23,694
  Templeton Developing Markets Trust........     990,671     13,518      14,147
  Long-Term Fixed Income Funds:
       Restricted Option 12.................   7,253,784     73,702     110,838
       Restricted Option 13.................  11,165,106    112,560     148,161
  Merrill Lynch Floating Rate Long-Term Fixed
    Income Fund............................. 569,412,660    569,413     569,413
  Participant Loans.........................        -        92,905      92,905
                                                         ----------  ----------

                                                         $3,286,811  $4,881,530

* Represents 4.49% of the 394,316,934 shares outstanding at January 31,
1996.

Additional investments in Restricted Options 10 through 13 are not permitted. The contractually agreed annual effective interest yields are 9.6% through December 31, 1995 for Restricted Option 10, 8.54% through July 5, 1995, for Restricted Option 11; 8.69% through June 30, 1996, for Restricted Option 12, and 7.18% through January 2, 1997, for Restricted
Option 13.

Approximately 71% of the Plan's net assets at January 31, 1995 and 1996 were investments in or receivables from Mobil.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                         YEAR ENDED JANUARY 31, 1996


Note 8. Realized and Unrealized Gains and Losses on Investments

The net realized and unrealized gains and (losses) on investments were as follows:

                                                   1995       1996
                                                  (000's)    (000's)

Mobil Common Stock.............................. $ 79,063   $449,670
Mobil ESOP Convertible Preferred Stock..........   51,474    229,603
Jennison Equity Fund............................  (11,820)   146,317
Trustee's Short-Term Fixed Income Fund..........     (513)      -
Bond Fund.......................................     (744)      -
Merrill Lynch Equity Index Trust................      283      4,638
AIM Charter Fund................................     (455)     2,673
Merrill Lynch Global Allocation Fund............   (2,276)     6,562
Franklin U.S. Government Securities Fund........     (761)     2,410
MFS Emerging Growth Fund........................     -         3,823
Templeton Foreign Fund..........................     -            96
Templeton Developing Markets Trust..............     -           633
Long-Term Fixed Income Funds:
     Restricted Option 9........................   14,282       -
     Restricted Option 10.......................   14,270     13,041
     Restricted Option 11.......................   10,556      4,346
     Restricted Option 12.......................    9,399      9,265
     Restricted Option 13.......................   11,575     10,443
Merrill Lynch Floating Rate Long-Term Fixed
  Income Fund...................................       23       -
                                                 --------   -----

                                                 $174,356   $883,520

Note 9. Tax Status

On October 12, 1995, the Internal Revenue Service (IRS) determined that the Plan, as amended to include the ESOP, continued to be a qualified plan under
Section 401(a) of the Internal Revenue Code (the Code), that the ESOP portion qualifies as an employee stock ownership plan under section 4975(e)(7) of the Code, and that the Trust thereunder (the Trust) is exempt from Federal income tax under Section 501(a) of the Code.

Note 10. Plan Termination

While Mobil has not expressed an intent to terminate the Plan, it may do so at any time, subject to the provisions of the Employee Retirement Income Security Act (ERISA). In the event the Plan is terminated, all participants will become fully vested in their accounts and the net assets of the Plan shall be distributed among the participants in accordance with ERISA.



                            SUPPLEMENTAL INFORMATION
                 EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                JANUARY 31, 1996


                                           Description of Investment,                       CURRENT
Identity of Issue, Borrower,               Including Maturity Date, Rate of      COST        VALUE
  Lessor or Similar Party                  Interest, Par or Maturity Value      (000's)     (000's)
- ----------------------------------------------------------------------------------------------------
Corporate Stocks:
  Mobil Common Stock*                      17,689,088 shares                   $ 995,629  $1,959,067
  Mobil ESOP Convertible
     Preferred Stock*                      92,383 shares                         718,278   1,023,141

Mutual Funds:
Franklin Custodian Funds, Inc. Franklin
  U.S. Government Securities Fund          8,073,080 shares                       54,662      56,269
Merrill Lynch Institutional Fund*          147,102,417 shares                    147,102     147,102
AIM Charter Fund                           3,409,019 shares                       32,823      34,602
Merrill Lynch Global Allocation Fund*      4,273,430 shares                       56,788      60,810
Massachusetts Financial Services Company
  MFS Emerging Growth Fund                 1,737,398 shares                       43,554      47,049
Franklin Templeton Group
  Templeton Foreign Fund                   2,499,353 shares                       23,561      23,694
Franklin Templeton Group
  Templeton Developing Markets Trust       990,671 shares                         13,518      14,147

Trust Funds:
  Jennison Associates Capital Corporation
    Jennison Equity Fund                   14,471,579 units                      328,846     566,562
  Merrill Lynch Equity Index Trust*        670,074 shares                         23,470      27,770
  Merrill Lynch Floating Rate
    Long-Term Fixed Income Fund*           569,412,660 shares                    569,413     569,413

Contracts with Insurance Companies:
  Prudential, Connecticut General,&        7,253,784 units with                   73,702     110,838
  Continental Assurance Long-Term          contractually agreed annual
  Fixed Income Fund Restricted             effective interest yield of
  Option 12                                8.69% through June 30, 1996




                            SUPPLEMENTAL INFORMATION
                 EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                JANUARY 31, 1996

                                           Description of Investment,                       CURRENT
Identity of Issue, Borrower,               Including Maturity Date, Rate of      COST        VALUE
  Lessor or Similar Party                  Interest, Par or Maturity Value      (000's)     (000's)
- ----------------------------------------------------------------------------------------------------


Allstate, American Int'l, Connecticut      11,165,106 units with              $  112,560  $  148,161
  General, & John Hancock Long-Term        contractually agreed annual
  Fixed Income Fund Restricted             effective interest yield of
  Option 13                                7.18% through January 2, 1997

Participant Loans                          6% to 9.0% interest rate range         92,905      92,905
                                                                              ----------  ----------

                                                                              $3,286,811  $4,881,530

*  Party-in-interest as defined by ERISA




                            SUPPLEMENTAL INFORMATION
                 EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                           YEAR ENDED JANUARY 31, 1996

                                                                Expense               Current
                                                                Incurred              Value at      Net
Identity                           Purchase   Selling  Lease      With      Cost of   Transaction  Gain
of Party                           Price**    Price**  Rental  Transaction   Asset    Date        (Loss)
Involved    Description of Asset   (000's)    (000's)  (000's)   (000's)    (000's)   (000's)     (000's)
- ----------------------------------------------------------------------------------------------------------
Series of Transactions (Category iii)

Mobil*        Mobil Common Stock
              Purch 2,991,376 shs  $296,854                                 $296,854
              Sales 3,940,798 shs             $354,745                       247,038  $354,745    $107,707

Merrill       Merrill Lynch
Lynch*        Institutional Fund
              Purch 78,638,368 shs   78,638                                   78,638
              Sales 108,677,868 shs            108,678                       108,678   108,678        -

Merrill       Merrill Lynch Floating
Lynch*        Rate LTFI
              Purch 449,313,807 shs 449,314                                  449,314
              Sales 255,021,189 shs            255,021                       255,021   255,021        -

Metropolitan  Long-Term Fixed Income
Life          Fund Restricted Option
Insurance     10
Company       Sales 8,969,047 units            169,729                        91,576   169,729      78,153

Prudential &  Long-Term Fixed Income
John Hancock  Fund Restricted Option
              11
              Sales 8,368,633 units            131,298                        84,822   131,298      46,476



* Party-in-interest as defined by ERISA
There were no category (i), (ii) or (iv) reportable transactions for fiscal year ended January 31, 1996.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Mobil Oil Corporation, the administrator of the Employees Savings Plan of Mobil Oil Corporation, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION


                                   MOBIL OIL CORPORATION





BY                                 /s/ GORDON G. GARNEY
NAME AND TITLE                     Gordon G. Garney, Senior
                                   Assistant Secretary
DATE                               May 10, 1996

                                EXHIBIT INDEX


EXHIBIT                                                 SUBMISSION MEDIA


23. Consent of Ernst & Young LLP,                       Electronic
    Independent Auditors,
    dated May 6, 1996.